Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Media Day: Mittal Steel Gandrange, France-April 20th 2006

Speaker key

MS	Male Speaker
LM	Lakshmi Mittal
RB	Roeland Baan
MT	Marcelle Teal

Time-	Speaker	Speech
code
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10:00:06	MS	Mittal Steel held a Media Day recently at their steel facility in Gandrange in France to talk about their offer for Arcelor. It is now 12 weeks since Mittal Steel announced the offer and the groups Chairman and CEO, Lakshmi Mittal, was keen to stress the fact that the offer had already been positively received by the

10:00:24		financial markets.

10:00:26	LM	It seems we have acknowledged this transaction, we have, both the shareholders of both these companies have gained value by about €11.5 billion. This is a very large sum and based on these share prices, share prices of Arcelor have risen by 50% to €33. This, if we compare with the date of announcement when the share price

10:00:56		was €22. This is the biggest gain any steel industry shareholder got in the history of the industry, 50% increase in 12 weeks.

10:01:10	MS	The potential merger is an important decision that will positively impact the European Steel Industry. Mr Mittal stressed that the group had already held constructive dialogue with all European stakeholder government and elaborated on the strategic rationale and logic behind the takeover.

10:01:24	LM	We have submitted our industrial plan, we have assured them about the jobs, investments and employment, we have also assured them our commitment to strengthen research and double up many facilities in Europe. We have also agreed to honour all the commitments made by Arcelor in terms of investments and in terms of growth, and also we have said we will honour all the

10:01:54		commitments made for, as a part of corporate social responsibility Our commitment to the society and community continues and we like, and we want to make more investments. So, nothing that we are taking away from Europe, in, on the other hand, merger of these two European companies, that is a Dutch company and Luxembourg company, creates the strong European global

10:02:20		champion. It is an undisputable fact that both companies have been pursuing the same businesses strategy based around consolidation for a number of years, and it is also a fact that both have conversed on a single vision of the future evolution of the industry. In ten years the industrial leader will be producing

10:02:42		around 150 to 200 million tons per year and will have a footprint in both the high quality and high growth market. It is this very company that a combination of Mittal and Arcelor will recreate, not in ten years but today.

10:02:59	MS	Mittal Steel’s European CEO, Roeland Baan, then went on to talk about Mittal’s European strategy for growth and previous expertise and experience at successfully improving performance at its existing European businesses.

10:03:13	RB	For taking advantage of the growth sectors of Europe we are here today in Gandrange, for instance we took it over from Ustinov [?], the, the ancestor of Arcelor, and was then called Uni-Unimetal, we took that over as a, a loss-making company and turned it around.

10:03:35		The same happened in this work which we took over from ThyssenKrupp, so these are actually, in Western Europe, are actually well run operations in the past, well invested as well, and still we have been able to make significant differences.

10:03:50	MS	Mr Baan then talked about the social model it implements and Mittal’s responsibility to its most important assets, its employees.

10:03:57	RB	As a matter of course we are following the highest levels of European social policy. We have, in every single plant, in every single entity that we operate in Europe, we have union and employee representation in the Supervisory Board. We have weekly, and this is mandatory, we have weekly interaction with

10:04:25		the Union Representatives and the Workers Council. We have a European Workers Council that is being represented by, at this moment, the Western Units that we are negotiating at the moment to get the Eastern and Central European Units involved into the

10:04:44		European Workers Council as well. We really want to stick to the social model, we want to stick to our commitments, which is we will never do any forced redundancies, this is a commitment we have given everywhere we work. We have given ourselves a mission as a group, and it is to become the most admired steel

10:05:00		institution in the world, and of course, we follow that with Europe, we want to be the most admired steel institution in Europe, and it is not just about money and volume, that is especially about how do you treat your employees, how do you go about the softer issues, how do you go about your social responsibility, etc. This

10:05:22		merger will basically create an extremely strong European champion with tremendous growth opportunities into the new developing world, cementing better than anything else the future and the stability of the European Steel Industry.

10:05:38	MS	Attendees then heard from Marcelle Teal, a Representative from the French Trade Union Sergite [?], about the impact Mittal Steel had when the group initially took over the plant, saving it from closure.

10:05:49	MT	The difference in management, it has to be said, was felt in a few years, although not in any radical sense. The management is much more pragmatic economically speaking and in terms of cost management, and for a good reason, which is that, as you know, as has already been mentioned, all the staff felt this, we were sold

10:06:13		off, at the time we felt abandoned, women in Sugiray [?] owned at the time by Corrisa [?] Road Manufacturer at Ayonge, and clearly, if Mittal had not bought us we wouldn’t be here today.

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10:06:23	MS	The Media Day clearly demonstrated Mittal’s experience at improving operations in Europe and how this is achieved by focussing on partnering the Trade Union Groups for mutual benefit, something the group stresses will happen at all Arcelor operations.

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Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.